UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-36810

CMB.TECH NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of CMB.TECH NV (the “Company”), dated October 28, 2024, announcing that the Company will release its third quarter 2024 earnings prior to market opening on Thursday, November 7, 2024 and will host a conference call at 9:00 a.m. EST / 2:00 p.m. CET to discuss the results for the quarter.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMB.TECH NV
(Registrant)

Dated: October 28, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer